Issuer Free Writing Prospectus dated November 19, 2019 Filed Pursuant to Rule 433 Relating to the Prospectus Supplement dated March 14, 2019 Registration No. 333-223639 Statement about Free Writing Prospectus This presentation highlights basic information about Ford Motor Credit Company LLC (“Ford Credit”) and the offering. Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in Ford Credit. Except as otherwise indicated, this presentation speaks only as of the date specified herein. This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Ford Credit has filed a registration statement (including a prospectus and prospectus supplement) with the SEC relating to the offering to which this presentation relates. Before you invest, you should read the prospectus in the registration statement and the prospectus supplement and other documents Ford Credit has filed with the SEC for more complete information about Ford Credit and this offering. The documents may be obtained free of charge through EDGAR on the SEC website at www.sec.gov. Alternatively, Ford Credit, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request them by calling Deutsche Bank AG, London Branch toll-free 1-800-503-4611. In the following presentation, “Ford” and “the Company” refer to Ford Motor Company and “Ford Credit” refers to Ford Motor Credit Company LLC. 1

Fixed Income Investor Presentation Third Quarter 2019

Further Information Ford Fixed Income Investor Relations: Karen Rocoff 313-621-0965 krocoff@ford.com Kristi Jones 313-845-1522 kjone302@ford.com 3

Information Regarding This Presentation Forward-Looking Statements This presentation includes forward-looking statements. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated. For a discussion of these risks, uncertainties, and other factors, please see the “Cautionary Note on Forward-Looking Statements” at the end of this presentation and “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2018, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. GAAP and Non-GAAP Financial Measures This presentation includes financial measures calculated in accordance with generally accepted accounting principles (“GAAP”) and non-GAAP financial measures. The non-GAAP financial measures are intended to be considered supplemental information to their equivalent GAAP measures. The non-GAAP measures are defined and reconciled to the most comparable GAAP measures in the Appendix to this presentation. Additional Information Calculated results may not sum due to rounding. N/M denotes “Not Meaningful”. All variances are year-over-year unless otherwise noted. Information in this presentation is as of October 23, 2019 unless otherwise indicated. 4

Corporate

CREATING TOMORROW TOGETHER .l..l... N_ew_P_R_o_P_u_Ls_l_o_N II AUTONOMous TECHNOLOGY II _w_IN_N_IN_G_P_o_R_rF_o_L_Io coNNECTED SERVICES Culture & Trust 6 OUR PEOPLE Operating Leverage Build, Partner, Buy Capital Efficiency Strong Balance Sheet Free Cash Flow Growth EBIT and EBIT Margin ROIC Metrics Fitness Create customer advocates by delivering owner and user experiences with honesty, expertise and care. Customer Experience Customer-Centric & Passion For Product OUR ASPIRATION To become the world's most trusted company OUR BELIEF Freedom of movement drives human progress

Company Financial Highlights Q3 YTD Q3 YTD $0.2B $2.3B $1.8B Up 8% $5.9B Up 6% Up 80% Up 80% Cash Balance $22B; Liquidity $35B Adj. EBIT Margin Q3 Q3 $0.34 Up $0.05 $37B Down 2% 4.8% Up 0.4 ppts 7 Company Company Revenue Q3 Adj. EPS Company Adj. EBIT Company Adj. Free Cash Flow

Global Redesign NORTH AMERICA Product Renewal CHINA • • Reducing costs Launching products tailored to Chinese customers Reinvigorating dealer network Rationalized inventory levels • Replacing 75% by 2020 of lineup by volume • Refreshing and expanding SUV truck portfolio and • • SOUTH AMERICA INTERNATIONAL MARKETS GROUP (IMG) • • Asset-light business model Exit heavy truck business • New business unit targeting high growth emerged and emerging markets EUROPE • • Restructuring cost base Reallocating capital to winning Commercial Vehicles 8

Partnerships, Mobility And Autonomous Vehicles LEVERAGING PARTNERSHIPS New JV With Mahindra • Unlock low-cost product development capabilities to grow in emerging markets • Ford and Mahindra will share and fully leverage respective strengths SHARPENED FOCUS IN MOBILITY • Connected-vehicle services • Micro mobility expands customer base in pre-AV world AUTONOMOUS VEHICLES • Austin – third market for AV services • Initial commercialization of self-driving service in 2021; be removed scale business once safety driver can 9

Winning Portfolio Mustang-Inspired BEV SUV Territory Corsair Super Duty Bronco Explorer Transit 2T F-150 Ranger Aviator Small, Rugged Off-Road Utility Escape / Kuga Puma Not Yet In Showrooms North America South America Europe China Asia Pacific Ops Middle East & Africa Hybrid / Electric Offering 10 Portfolio Transformation Underway With Significant New Introductions

Highlights • Focused on consistently improving customer experience and operational execution across our business Making progress on our Global Redesign, making the tough choices to lay the groundwork for improvement in future growth, free cash flow, profitability and returns on capital Positioning Ford to lead and win through Fitness – for example, holding structural costs flat to down, excluding pension and OPEB, and forming the JV with Mahindra • • • • Prioritizing meaningful opportunities for profitable, long-term growth in Mobility Disciplined execution is driving strong results from Ford Credit 11

Company Cash Flow, Cash Balance & Liquidity ($B) Adjusted Free Cash Flow Cash Balance & Liquidity Liquidity $37.3 $36.1 $35.4 $35.2 $34.7 $1.9 $34.2 $25.2 $24.2 $23.7 $23.2 $23.1 $22.3 $(1.8) Q2 Q3 Q4 Q1 Q2 Q3 Q2 Q3 Q4 Q1 Q2 Q3 2018 2019 2018 2019 80% YoY N / M 108% (32)% (36)% 111% 12 $1.5 $0.2$0.2 $0.1 •YTD adj. free cash flow of $2.3B up 80%, driven by higher Ford Credit distributions, lower capital spending and working capital improvements •Cash balance and liquidity remain strong and above targets of $20B and $30B

Company Revenue & EBIT Metrics Revenue ($B) & Wholesale Units (000) Adjusted EBIT ($B) & EBIT Margin (%) Wholesale Units EBIT Margin $41.8 $2.4 $40.3 $38.9 $38.9 $37.6 $37.0 $1.8 $1.7 $1.7 $1.7 $1.5 Q2 Q3 Q4 Q1 Q2 Q3 Q2 Q3 Q4 Q1 Q2 Q3 2018 2019 2018 2019 YoY: Revenue Wholesales (2)% (8)% 8% 0.4 ppts (2)% (10)% 3% (10)% 1% (16)% (4)% (14)% (0)% (9)% EBIT Margin (40)% (2.7) ppts (27)% (1.9) ppts (28)% (1.4) ppts 12% 0.9 ppts (2)% 0.0 ppts 13 3.5% 4.3% 4.4% 4.3% 4.8% 1,244 1,353 1,364 1,493 1,425 6.1% 1,474 •Q3 wholesale units down 8%, primarily Europe, China and South America •Q3 revenue of $37B, down 2% driven by exchange •Q3 adj. EBIT and adj. EBIT margin up 8% and 0.4 ppts

Company Q3 2019 Results ($B) $1.8 $(1.5) Taxes / Non-Controlling Interests Net Income (GAAP) Automotive Mobility Ford Credit Corporate Other Company Adj. EBIT Interest On Debt Special Items B / (W) Q3 2018 Q2 2019 $(0.1) (0.0) $(0.1) (0.0) $0.1 (0.1) $0.2 0.3 $0.1 0.1 $0.1 (0.0) $(1.3) (0.3) $0.5 0.5 $(0.6) 0.3 14 $1.3 $0.4$0.4 $0.7 $0.0 $(0.3)$(0.3) •Company adj. EBIT up 8%, driven by improvements in key regions, mark-to-market gains and an increase in Ford Credit EBT •Special Items largely reflect Global Redesign including European restructuring and our new JV in India •Taxes / Non-Controlling Interests impact of $0.4B resulting from non-U.S. restructuring items

Automotive EBIT ($B) America (0.2) 0.9 (0.7) (0.2) 0.0 Volume / Mix 0.1 (0.0) (0.1) 0.0 (0.1) 0.0 0.7 0.2 0.1 0.0 (0.0) 0.0 Net Pricing Cost (0.7) (0.1) 0.1 0.1 0.0 (0.1) Exchange 0.0 (0.0) (0.1) 0.0 (0.1) (0.0) Other / JVs 0.0 0.0 0.2 (0.1) (0.1) (0.1) 15 Q3 2019$2.0$(0.2)$(0.2)$(0.3)$(0.0)$(0.0)$ 1.3 Q3 2018$2.0$(0.2)$(0.2)$(0.4)$0.2$0.0$ 1.4 South Middle East & Africa Asia Pacific Operations China Europe Automotive North America •Total Automotive EBIT down $0.1B •Cost increase driven by higher material and warranty costs; structural costs flat, excluding past service pension / OPEB

Business Unit Results North America EBIT YoY Bridge ($B) Wholesale Units (000) 753 742 738 693 644 639 Q2 2018 (8)% Q3 2018 (1)% Q4 2018 (0)% Q1 2019 (5)% Q2 2019 Q3 2019 (1)% YoY (7)% Revenue ($B) Q3 2018 Volume / Mix Net Pricing Cost Exchange Other Q3 2019 $25.9 $25.4 $24.0 $23.7 $23.4 $22.3 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 5% YoY (3)% 7% 7% 2% 1% EBIT ($B) & EBIT Margin (%) $2.2 $2.0 $2.0 $2.0 $1.8 $1.7 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 3% EBIT YoY (25)% 7% 11% 14% (3)% 16 7.1% 7.4% 7.6% 8.8% 8.6% 8.7% •Wholesale units down 1%, driven by Mexico and Canada; U.S. wholesale units up 1% •Revenue up 5%, driven by higher net pricing and improved mix •Q3 EBIT up 3%, driven by higher net pricing and higher volume in the U.S. •YTD EBIT of $5.9B up 5%, driven by higher net pricing and improved mix

Business Unit Europe Results EBIT YoY Bridge ($B) Wholesale Units* (000) 391 379 367 361 356 303 Q2 2018 (2)% Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 (15)% YoY 4% (13)% (13)% 3% Revenue ($B) Q3 2018 Volume / Mix Net Pricing Cost Exchange Other Q3 2019 $7.6 $7.6 $7.6 $7.4 $7.4 $6.4 Q2 2018 7% Q3 2018 7% Q4 2018 Q1 2019 Q2 2019 Q3 2019 (14)% YoY (8)% (14)% (1)% EBIT ($B) & EBIT Margin (%) $0.1 $0.1 0.7% $(0.1) 0.7% $(0.2) $(0.2) $(0.2) (1.0)% (2.7)% (2.8)% (3.3)% Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 27% EBIT YoY (160)% N / M N / M (52)% 173% * Includes Ford brand vehicles produced and sold by our unconsolidated affiliate in Turkey (about 7K units in Q3 2018 and 6K units in Q3 2019). Revenue does not include these sales 17 •Wholesale units down 15%, driven by discontinuation of low-margin products •Revenue down 14%, 9% excluding exchange •EBIT improved 27%, driven by lower structural costs, stronger product mix and higher profits from our commercial vehicle JV, Ford Otosan

Business China Unit Results EBIT YoY Bridge ($B) Wholesale Units* (000) JV Volume 184 171 153 134 126 115 Q2 2018 (32)% Q3 2018 (48)% Q4 2018 (54)% Q1 2019 Q2 2019 Q3 2019 (32)%(12)% Total China YoY (48)% Q3 2018 Volume / Mix Net Pricing Cost Exchange Other JVs Q3 2019 Consolidated Revenue ($B) Consolidated Operations – $0.2B $1.6 $1.2 $0.9 $0.9 $0.9 $0.6 Q2 2018 Q3 2018 Q4 2018 (20)% Q1 2019 Q2 2019 Q3 2019 (27)% YoY (60)% (30)% (31)% 48% EBIT ($B) & EBIT Margin (%) $(0.1) $(0.2) $(0.3) $(0.4) $(0.5) $(0.5) (14.9)% (17.0)% (31.4)% (34.3)% (32.0)% (77.9)% Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 26% EBIT YoY N / M N / M N / M 15% 68% * Wholesale units include Ford brand and Jiangling Motors Corporation (JMC) brand vehicles produced and sold in China by our unconsolidated affiliates. Revenue does not include these sales 18 •Wholesale units down 12%, but improved sequentially •Consolidated revenue down 27%, driven mainly by lower volume and component sales •China loss narrowed by 26%, driven by lower structural costs and favorable market factors in consolidated operations •Changan Ford dealer profitability and engagement showing signs of improvement; production aligned to demand, maintaining appropriate dealer stock 99 108 116 135 147 174

Mobility EBIT YoY Bridge ($B) Q3 2018 Ford Smart Mobility Autonomous Vehicles Q3 2019 19 •Continued investment in Mobility services o New opportunities to realize value from connected vehicles •Micro Mobility o Spin – Among top three micro mobility companies in U.S.; 60 markets; more than 3 million rides YTD •Continued investment in Autonomous Vehicles o Austin – 3rd city for AV services o Commercialization of self-driving service in 2021

Company Cash Flow And Balance THIRD QUARTER Sheet ($B) YEAR TO DATE BALANCE SHEET Company Excluding Ford Credit Company Adj. EBIT excl. Ford Credit Capital spending Depreciation and tooling amortization Net spending Changes in working capital Ford Credit distributions All other and timing differences Company Adjusted FCF $ $ 1.0 (2.0) 1.4 $ $ 3.6 (5.6) 4.0 Company Cash Balance Liquidity Debt Cash Net of Debt $ 23.1 34.2 (14.1) 8.9 $ (0.6) (0.3) 0.6 $ (1.6) (1.3) 2.1 (1.4) Pension Funded Status (0.6) Funded Plans Unfunded Plans Total Global Pension $ (0.3) (6.0) $ 0.1 $ 1.3 $ (6.3) Global Redesign (incl. separations) Changes in debt Funded pension contributions Shareholder distributions All other (incl. acquisitions & divestitures) Change in cash (0.0) (0.7) (0.1) (0.7) (0.1) (0.1) (0.6) (0.3) (2.5) (0.7) Total Funded Status OPEB $ (5.6) $ (1.5) $ (2.9) 20 •Q3 and YTD adj. free cash flow up 80% •Cash and liquidity above target •Committed to investment grade credit ratings and a strong balance sheet $ 22.3 35.4 (14.8) 7.5 $ 0.4 (5.8) $ (5.4) $ (5.5) $ 1.1 $ (1.8) 1.4 $ (0.4) (1.4) 1.1 (0.1) $ $0.2 (0.3) 0.4 (0.2) (0.8) (0.1) $ (0.9) $ 3.5 $ (5.3) 4.1 $ (1.2) (1.0) 2.4 (1.4) $ $2..3 (0.7) 0.7 (0.6) (2.0) (0.4) $ (0.8) 2019 Sep 30 2018 Dec 31 2018 2019 2018 2019

Company Special Items ($B) Global Redesign ($B) THIRD QUARTER YEAR TO DATE Future Actions Recorded This Quarter Recorded In Prior Quarters* Global Redesign South America incl. São Bernardo do Campo closure Europe excl. Russia Russia India Separations and Other (not included above) Subtotal Global Redesign $ (0.0) (0.1) - - (0.1) $ (0.0) (0.1) - - (0.1) ~$11 $ (0.2) $ (0.3) Other Items ~$7 Focus cancellation Other, incl. Transit Connect customs ruling and Chariot Subtotal Other Items $ (0.0) - $ (0.0) - $ (0.0) $ (0.0) Pension and OPEB Gain / (Loss) Other pension remeasurement Pension curtailment Subtotal Pension and OPEB Gain / (Loss) $ - - $ 0.0 0.0 $ - $ 0.0 Total EBIT Special Items $ (0.2) $ (0.2) Cash effect of Global Redesign (incl. separations) $ (0.0) $ (0.1) EBIT Charges 2019 Outlook $3.0 - $3.5B Cash Effects 2019 Outlook $1.0 - $1.5B * Since Q1 2018 21 $6.1 $0.6 $7.7 $1.0 $2.3 $(0.5) (1.0) (0.4) (0.8) (0.1) $(2.8) $(0.1) (0.2) $(0.3) $(0.3) - $(0.3) $ $(3..3) $(0.7) $(0.0) (0.2) 0.0 (0.8) (0.0) $(1.0) $-(0.2) $(0.2) $(0.3) - $(0.3) $ $(1.5) $(0.3) 2018 2019 2018 2019

Key Takeaways • Our third quarter results demonstrate the Global Redesign of Ford is driving positive shifts in our business – but we have much more work to do • • We are focused on We are focused on improving mix and improving our fitness driving a Winning Portfolio, where we are fortifying our strengths, expanding our electric vehicle portfolio • And we are focused on laying the groundwork to improve the trajectory of our long term growth, cash flow, and profitability 22

Ford Credit

Ford Credit --A Strategic Asset Earnings Before Taxes Distributions $4.9 $3.7 $2.9 $3.1 $2.6 $2.5 $2.5 $2.4 $2.3 $2.0 $1.7 $2.1 $2.1 $2.0 $2.0 $1.9 $1.9 $1.8 $1.2 $(2.6) 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 24 Over The Last 20 Years, Ford Credit Generated $43 Billion In Earnings Before Taxes And $28 Billion In Distributions

Key Metrics EBT YoY Bridge ($M) EBT ($M) and Distributions ($M) Distributions $1,100 $831 $801 $678 $645 $663 $736 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 9% YoY EBT 4% 13% 9% 25% 29% U.S. Retail LTR Ratios* (%) Q3 2018 Volume / Mix Financing Margin Credit Loss Lease Residual Exchange Other Q3 2019 0.66% 0.55% 0.51% 0.51% 0.40% 0.39% Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Auction Values (Per Unit)** $19,190 $18,865 $18,660 $18,670 $18,260 $17,545 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 * LTR = Loss-to-Receivables ** U.S. 36-month off-lease auction values at Q3 2019 mix 25 •Continued strong EBT, up 9% YoY •Healthy U.S. consumer credit metrics with LTR flat YoY •Auction performance slightly better than expectations; now expect FY auction values to be down about 2% YoY •Balance sheet and liquidity remain strong; managed leverage within target range of 8:1 to 9:1 $660 $600 $450 $650 $675

Q3 2019 Net Receivables Mix ($B) Net Investment in Operating Leases Consumer Financing Non-Consumer Financing $140.3 $111.8 • Operating lease portfolio was 20% of total net receivables • U.S. and Canada represent 98% of operating lease portfolio $24.9 $3.6 Total Americas Europe Asia Pacific 26 $15.4 $9.0 $27.0 $55.2 $29.6 Q3 2019H / (L) 2018 SUV / CUV57%2 ppts. Truck303 Car13(5) $27.5 $73.4 $39.4

U.S. Origination Metrics Retail & Lease FICO and Higher Risk Mix (%) and Credit Loss Drivers Retail Repossessions (000) and Repossession Rate (%) Higher Risk Portfolio Mix (%) Repossession Rate (%) • Disciplined and consistent underwriting practices 750 747 747 747 745 741 7 7 7 7 • Portfolio quality evidenced by FICO scores and consistent risk mix 6 6 6% 6% 6% 6% 6% 6% 1.32% 1.26% 1.26% 1.24% 1.17% 1.13% • Delinquencies and repossessions remained low Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Q2 2018 0.12% Q3 2018 0.14% Q4 2018 0.13% Q1 2019 0.13% Q2 2019 0.11% Q3 2019 0.14% 60+ Day Delinquencies* • Extended-term contracts relatively small part of our business Retail Contract Terms Retail Charge-Offs ($M) and LTR Ratio (%) Retail > 84 months Placement Mix (%) LTR Ratio (%) $80 $65 66 mo 66 mo • Strong loss metrics reflect healthy consumer credit conditions $61 $61 65 mo 65 mo 65 mo 65 mo $47 $45 0.66% 5% 5% 0.55% 0.51% 0.51% 4% 4% 0.40% 0.39% 3% 3% Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Severity (000) Q2 2018 $10.3 Q3 2018 $9.8 Q4 2018 $10.6 Q1 2019 $10.9 Q2 2019 $10.4 Q3 2019 $10.3 * Excluding bankruptcies 27

Worldwide Credit Loss Metrics Charge-Offs ($M) and LTR Ratio (%) LTR Ratio (%) $127 0.43% $129 $109 $89 0.42% $76 0.36% $66 0.30% 0.25% • Worldwide credit loss metrics remain strong 0.22% Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 • Credit loss reserve based on historical losses, portfolio quality, and receivables level Credit Loss Reserve ($M) and Reserve as a % of EOP Managed Receivables Reserve as a % of EOP Managed Receivables (%) $589 $587 $586 $513 0.42% $513 0.43% $513 0.44% 0.49% 0.49% 0.48% Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 28

U.S. Lease Metrics Lease Return Volume (000) and Return Rates (%) Lease Placement Volume (000) 24-Month 36-Month 39-Month / Other Return Rate (%) 104 95 93 83 83 81 75 74 71 71 71 70 • Lease share below industry, reflecting Ford sales mix 80% 78% 78% 78% 77% 76% 26 17 16 9 5 4 • Auction performance slightly better than expectations; now expect FY auction values to be down around 2% YoY Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Off-Lease Auction Values (36-month, at Q3 2019 Mix) Lease Share of Retail Sales (%) Industry* Ford Credit $19,190 $18,865 $18,660 $18,670 31% 30% 30% $18,260 29% 29% 29% $17,545 23% 23% 21% 21% 20% 19% Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 * Source: J.D. Power PIN 29 11 68 9 56 9 48 9 75 10 80 12 75

Funding Structure – Managed Receivables ($B) 2018 Dec 31 2019 Sep 30 Term Debt (incl. Bank Borrowings) Term Asset-Backed Securities Commercial Paper Ford Interest Advantage / Deposits Other Equity Adjustments For Cash Total Managed Receivables $ 70 60 4 6 10 15 (10) $ 74 55 4 7 9 14 (14) • Funding is diversified across platforms and markets • Well capitalized with a strong balance sheet and ample liquidity $ 155 $ 149 Securitized Funding as Pct of Managed Receivables 39% 37% 30

Public Term Funding Plan* ($B) Through Oct 22 2017 Actual 2018 Actual 2019** Forecast Unsecured - Currency of issuance (USD Equivalent) USD CAD EUR / GBP Other Total unsecured Securitizations*** Total public $ 10 2 3 1 $ 6 1 4 1 $ 9 - 10 1 4 - 5 1 $ 9 1 4 1 $ 16 15 $ 13 14 $ 15 - 17 13 - 14 $ 14 12 $ 32 $ 27 $ 28 - 31 $ 26 * Numbers may not sum due to rounding; see Appendix for definitions ** As of October 23, 2019 *** Includes Rule 144A offerings 31

Cautionary Note On Forward-Looking Statements Statements included or incorporated by reference herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: • • • • • • • • • • • • • • • • • Ford’s long-term competitiveness depends on the successful execution of fitness actions; Industry sales volume, particularly in the United States, Europe, or China, can be volatile and could decline if there is a financial crisis, recession, or significant geopolitical event; Ford’s new and existing products and mobility services are subject to market acceptance; Ford’s results are dependent on sales of larger, more profitable vehicles, particularly in the United States; Ford may face increased price competition resulting from industry excess capacity, currency fluctuations, or other factors; Fluctuations in commodity prices, foreign currency exchange rates, and interest rates can have a significant effect on results; With a global footprint, Ford’s results could be adversely affected by economic, geopolitical, protectionist trade policies, or other events, including Brexit; Ford’s production, as well as Ford’s suppliers’ production, could be disrupted by labor disputes, natural or man-made disasters, financial distress, production difficulties, or other factors; Ford’s ability to maintain a competitive cost structure could be affected by labor or other constraints; Pension and other postretirement liabilities could adversely affect Ford’s liquidity and financial condition; Economic and demographic experience for pension and other postretirement benefit plans (e.g., discount rates or investment returns) could be worse than Ford has assumed; Ford’s vehicles could be affected by defects that result in delays in new model launches, recall campaigns, or increased warranty costs; Ford may need to substantially modify its product plans to comply with safety, emissions, fuel economy, and other regulations that may change in the future; Ford could experience unusual or significant litigation, governmental investigations, or adverse publicity arising out of alleged defects in products, perceived environmental impacts, or otherwise; Ford’s receipt of government incentives could be subject to reduction, termination, or clawback; Operational systems, security systems, and vehicles could be affected by cyber incidents; Ford and Ford Credit’s access to debt, securitization, or derivative markets around the world at competitive rates or in sufficient amounts could be affected by credit rating downgrades, market volatility, market disruption, regulatory requirements, or other factors; Ford Credit could experience higher-than-expected credit losses, lower-than-anticipated residual values, or higher-than-expected return volumes for leased vehicles; Ford Credit could face increased competition from banks, financial institutions, or other third parties seeking to increase their share of financing Ford vehicles; and Ford Credit could be subject to new or increased credit regulations, consumer or data protection regulations, or other regulations. • • • We cannot be certain that any expectation, forecast, or assumption made in preparing forward-looking statements will prove accurate, or that any projection will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, or otherwise. For additional discussion, see “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2018, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. 32

Appendix

Automotive Key Metrics 639 12.6 % North America 742 644 738 753 693 14.0% 13.3% 12.8% 13.6% 13.8% 303 6.7 Europe 367 356 361 391 379 6.9 7.0 7.3 7.2 6.7 Asia Pacific Ops. 77 80 82 76 70 65 1.9 1.9 2.0 1.7 1.8 1.7 Total Automotive 1,493 1,353 1,474 1,425 1,364 11,,24444 6.7 6.3 5.9 6.0 6.2 66..0%% % % % % % $ 23.4 5 % North America $ 23.7 $ 22.3 $ 25.9 $ 25.4 $ 24.0 (3) % 7% 7% 2% 1 % Europe 7.6 7.4 7.4 7.6 7.6 6.4 7 7 (8) (14) (1) (14) 1.7 (12) Asia Pacific Ops. 1.8 1.9 2.0 1.8 1.8 (6) (2) 10 (13) (1) Total Automotive $ 35.9 $ 34.7 $ 38.7 $ 37.2 $ 35.8 $ $33..99 (3) % 3 1 (5) % (0) % (2(2))%% % % 34 Middle East & Africa 0.8 0.6 0.7 0.6 0.6 0.6 39 (6) (12) (6) (26) (2) China 0.6 1.2 1.6 0.9 0.9 0.9 (60) (30) (20) (31) 48 (27) South America 1.5 1.3 1.2 0.9 1.0 1.0 (0) (19) (28) (30) (33) (19) Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 REVENUE CHANGE (%) REVENUE ($B) Middle East & Africa 27 25 32 22 21 24 2.6 3.2 2.9 2.8 3.1 3.3 China 184 153 171 115 126 134 3.2 2.9 2.3 2.1 2.3 2.3 South America 96 94 89 68 75 79 8.6 8.4 7.6 7.7 7.4 7.1 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 MARKET SHARE (%) WHOLESALE UNIT S (000)

Automotive

Key Metrics

EBIT ($B)

	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019
North America	$ 1.8	$ 2.0	$ 2.0	$ 2.2	$ 1.7	**$ 2.0**
South America	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	**(0.2)**
Europe	(0.1)	(0.2)	(0.2)	0.1	0.1	**(0.2)**
China	(0.5)	(0.4)	(0.5)	(0.1)	(0.2)	**(0.3)**
Asia Pacific Ops.	0.1	0.2	0.2	0.0	0.0	**(0.0)**
Middle East & Africa	0.0	0.0	(0.0)	0.0	(0.0)	**(0.0)**
Total Automotive	**$ 1.2**	**$ 1.4**	**$ 1.1**	**$ 2.0**	**$ 1.4**	**$1.3**

EBIT CHANGE (%)

	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019
North America	(25) %	7 %	11 %	14 %	(3) %	**3 %**
South America	(1)	(1)	(5)	(6)	(15)	**(9)**
Europe	(160)	N / M	N / M	(52)	173	**27**
China	N / M	N / M	N / M	15	68	**26**
Asia Pacific Ops.	(38)	(20)	N / M	(40)	(66)	**(118)**
Middle East & Africa	N / M	184	26	126	(193)	**(157)**
Total Automotive	**(52) %**	**(25) %**	**(31) %**	**16 %**	**19 %**	**(5)%**

EBIT MARGIN (%)

	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019
North America	7.4 %	8.8 %	7.6 %	8.7 %	7.1 %	**8.6 %**
South America	(12.2)	(11.8)	(16.4)	(17.0)	(21.0)	**(15.9)**
Europe	(1.0)	(3.3)	(2.7)	0.7	0.7	**(2.8)**
China	(77.9)	(31.4)	(34.3)	(14.9)	(17.0)	**(32.0)**
Asia Pacific Ops.	5.0	8.9	7.6	1.0	1.7	**(1.9)**
Middle East & Africa	6.6	7.7	(7.0)	2.4	(8.1)	**(4.4)**
Total Automotive	**3.2 %**	**4.0 %**	**2.9 %**	**5.4 %**	**3.8 %**	**3.9%**

EBIT MARGIN CHANGE (ppts)

	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019
North America	(2.1) ppts	0.0 ppts	0.2 ppts	0.9 ppts	(0.3) ppts	**(0.2) ppts**
South America	(0.1)	(2.4)	(5.2)	(5.8)	(8.8)	**(4.1)**
Europe	(2.7)	(2.5)	(3.8)	(0.6)	1.7	**0.5**
China	(79.4)	(37.3)	(33.3)	(2.8)	61.0	**(0.6)**
Asia Pacific Ops.	(2.6)	(2.0)	4.8	(0.5)	(3.3)	**(10.8)**
Middle East & Africa	15.6	16.4	1.3	10.9	(14.7)	**(12.2)**
Total Automotive	**(3.3) ppts**	**(1.6) ppts**	**(1.4) ppts**	**1.0 ppts**	**0.6 ppts**	**(0.1) ppts**

35

Automotive Key Metrics – YoY (5) (97) (0.7) (0.3) North America 644 639 2,182 2,085 13.3% 12.6 % ppts 13.6% 13.3 % ppts Europe 356 303 (53) 1,172 1,073 (99) 7.0 6.7 (0.3) 7.2 6.9 (0.3) Asia Pacific Ops. 80 65 (15) 241 211 (30) 1.9 1.7 (0.2) 1.9 1.7 (0.2) (0(0..55) ppppttss Total Automotive 1,353 1,244 (109) 4,508 4,033 (4(74575)) 6.3 6.0% (0.3) ppts 6.5 6.0 % North America $ 22.3 $ 23.4 $ 1.1 $ 70.8 $ 72.7 $ 2.0 8.8% 8.6% (0.2) ppts 8.0% 8.1% 0.1 ppts (1.0) (2.3) 0.5 0.5 Europe 7.4 6.4 23.9 21.6 (3.3) (2.8) (0.8) (0.3) (0.2) (0.5) (10.8) (4.7) Asia Pacific Ops. 1.9 1.7 5.8 5.3 8.9 (1.9) 5.0 0.3 $ $(2(.27.7)) 00..55 pppttss Total Automotive $ 34.7 $ 33.9 $ (0.7) $ 109.6 $ 106.9 4.0 3.9 (0.1) 3.9 4.4% % ppts % % 36 Middle East & Africa 0.6 0.6 (0.0) 2.0 1.8 (0.2) 7.7 (4.4) (12.2) 2.1 (3.3) (5.4) China 1.2 0.9 (0.3) 3.1 2.7 (0.4) (31.4) (32.0) (0.6) (33.0) (21.3) 11.7 South America 1.3 1.0 (0.2) 4.1 2.9 (1.1) (11.8) (15.9) (4.1) (11.8) (17.9) (6.2) Q3 2018 Q3 2019 2019 B / (W) 2018 2018 YTD 2019 YTD 2019 B / (W) 2018 Q3 2018 Q3 2019 2019 B / (W) 2018 2018 YTD 2019 YTD 2019 B / (W) 2018 EBIT MARGIN (%) REVENUE ($B) Middle East & Africa 25 24 (1) 77 67 (10) 3.2 3.3 0.1 3.0 3.1 0.1 China 153 134 (19) 559 375 (184) 2.9 2.3 (0.6) 3.1 2.2 (0.9) South America 94 79 (15) 276 222 (54) 8.4 7.1 (1.3) 8.6 7.4 (1.2) Q3 2018 Q3 2019 2019 B / (W) 2018 2018 YTD 2019 YTD 2019 B / (W) 2018 Q3 2018 Q3 2019 2019 B / (W) 2018 2018 YTD 2019 YTD 2019 B / (W) 2018 MARKET SHARE (%) WHOLESALE UNIT S (000)

Company
Results ($M)

	2018					2019		
	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3
North America	$ 1,935	$ 1,753	$ 1,960	$ 1,959	$ 7,607	$ 2,205	$ 1,696	$ 2,012
South America	(149)	(178)	(152)	(199)	(678)	(158)	(205)	(165)
Europe	119	(73)	(245)	(199)	(398)	57	53	(179)
China	(150)	(483)	(378)	(534)	(1,545)	(128)	(155)	(281)
Asia Pacific Operations	31	89	170	153	444	19	30	(31)
Middle East & Africa	(54)	49	47	(49)	(7)	14	(45)	(27)
Automotive	$ 1,732	$ 1,157	$ 1,402	$ 1,131	$ 5,422	$ 2,009	$ 1,373	$ 1,329
Mobility	(102)	(181)	(196)	(195)	(674)	(288)	(264)	(290)
Ford Credit	641	645	678	663	2,627	801	831	736
Corporate Other	(86)	71	(216)	(142)	(373)	(75)	(286)	18
Adjusted EBIT	$ 2,185	$ 1,692	$ 1,668	$ 1,457	$ 7,002	$ 2,447	$ 1,654	$ 1,793
Interest on Debt	(289)	(301)	(343)	(295)	(1,228)	(245)	(244)	(276)
Special Items (excl. tax)	23	(42)	(231)	(1,179)	(1,429)	(592)	(1,205)	(1,536)
Taxes	(174)	(280)	(101)	(95)	(650)	(427)	(55)	442
Less: Non-Controlling Interests	9	3	2	4	18	37	2	(2)
Net Income Attributable to Ford	$ 1,736	$ 1,066	$ 991	$ (116)	$ 3,677	$ 1,146	$ 148	$ 425
Company Adjusted Free Cash Flow ($B)	$ 3.0	$ (1.8)	$ 0.1	$ 1.5	$ 2.8	$ 1.9	$ 0.2	$ 0.2
Adjusted Free Cash Conversion	55 %	26 %	46 %	40 %	40 %	24 %	51 %	52 %
Revenue ($B)	$ 42.0	$ 38.9	$ 37.6	$ 41.8	$ 160.3	$ 40.3	$ 38.9	$ 37.0
Company Adjusted EBIT Margin (%)	5.2 %	4.3 %	4.4 %	3.5 %	4.4 %	6.1 %	4.3 %	4.8 %
Net Income Margin (%)	4.1	2.7	2.6	(0.3)	2.3	2.8	0.4	1.1
Adjusted ROIC (Trailing Four Quarters)	10.9	9.2	8.2	7.1	7.1	8.0	8.2	9.0
Adjusted EPS	$ 0.43	$ 0.27	$ 0.29	$ 0.30	$ 1.30	$ 0.44	$ 0.28	$ 0.34
EPS (GAAP)	0.43	0.27	0.25	(0.03)	0.92	0.29	0.04	0.11

37

Company

Results ($M)

	Q3 2018	Q3 2019	Q3 2019 B / (W) 2018	Year to Date 2018	Year to Date 2019	Year to Date 2019 B / (W) 2018
North America	$ 1,960	$ 2,012	$ 52	$ 5,648	$ 5,912	$ 264
South America	(152)	(165)	(13)	(479)	(527)	(48)
Europe	(245)	(179)	66	(199)	(69)	130
China	(378)	(281)	97	(1,011)	(565)	446
Asia Pacific Operations	170	(31)	(201)	290	17	(273)
Middle East & Africa	47	(27)	(74)	42	(58)	(100)
Automotive	$ 1,402	$ 1,329	$ (73)	$ 4,291	$ 4,711	$ 420
Mobility	(196)	(290)	(94)	(479)	(842)	(363)
Ford Credit	678	736	59	1,964	2,368	404
Corporate Other	(216)	18	234	(231)	(343)	(112)
Adjusted EBIT	$ 1,668	$ 1,793	$ 125	$ 5,545	$ 5,894	$ 349
Interest on Debt	(343)	(276)	67	(933)	(765)	168
Special Items (excl. tax)	(231)	(1,536)	(1,305)	(250)	(3,333)	(3,083)
Taxes	(101)	442	543	(555)	(40)	515
Less: Non-Controlling Interests	2	(2)	(4)	14	37	23
Net Income Attributable to Ford	$ 991	$ 425	$ (566)	$ 3,793	$ 1,719	$ (2,074)
Company Adjusted Free Cash Flow ($B)	$ 0.1	$ 0.2	$ 0.1	$ 1.3	$ 2.3	$ 1.0
Adjusted Free Cash Conversion	46.4 %	51.6 %	5.2 ppts	n/a	n/a	n/a
Revenue ($B)	$ 37.6	$ 37.0	$ (0.6)	$ 118.5	$ 116.2	$ (2.3)
Company Adjusted EBIT Margin (%)	4.4 %	4.8 %	0.4 ppts	4.7 %	5.1 %	0.4 ppts
Net Income Margin (%)	2.6	1.1	(1.5)	3.2	1.5	(1.7)
Adjusted ROIC (Trailing Four Quarters)	8.2	9.0	0.8	n/a	n/a	n/a
Adjusted EPS	$ 0.29	$ 0.34	$ 0.05	$ 1.00	$ 1.06	$ 0.06
EPS (GAAP)	0.25	0.11	(0.14)	0.95	0.43	(0.52)

38

Company Business Unit Reporting Structure 2019 Structure 2020 Structure Note: The 2019 reporting structure includes the consolidated results of Argo AI and Ford India in the Mobility and Automotive segments, respectively. In connection with plans to 39 form unconsolidated joint ventures in 2020 that will hold Ford’s ownership interests in Argo AI and portions of Ford India’s operations, the 2020 reporting structure will continue to include these investments in the Mobility and Automotive segments, respectively, but are expected to be reported using the equity method of accounting Corporate Other Corporate Other Ford Credit Ford Credit Mobility Segment Mobility Segment Middle East & Africa International Markets Group (IMG) Asia Pacific Operations China (incl. Taiwan) China (incl. Taiwan) Russia JV Europe (excl. Russia JV) Europe South America South America North America North America Automotive Segment Automotive Segment

Company

Results – 2020 Reporting Structure ($M)

	2018					2019		
	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3
North America	$ 1,935	$ 1,753	$ 1,960	$ 1,959	$ 7,607	$ 2,205	$ 1,696	$ 2,012
South America	(149)	(178)	(152)	(199)	(678)	(158)	(205)	(165)
Europe (excl. Russia)	158	(56)	(176)	(136)	(211)	85	110	(144)
China	(150)	(483)	(378)	(534)	(1,545)	(128)	(155)	(281)
International Markets Group*	(62)	121	148	40	248	5	(72)	(93)
Automotive	$ 1,732	$ 1,157	$ 1,402	$ 1,131	$ 5,422	$ 2,009	$ 1,373	$ 1,329
Mobility	(102)	(181)	(196)	(195)	(674)	(288)	(264)	(290)
Ford Credit	641	645	678	663	2,627	801	831	736
Corporate Other	(86)	71	(216)	(142)	(373)	(75)	(286)	18
Adjusted EBIT	$ 2,185	$ 1,692	$ 1,668	$ 1,457	$ 7,002	$ 2,447	$ 1,654	$ 1,793
Interest on Debt	(289)	(301)	(343)	(295)	(1,228)	(245)	(244)	(276)
Special Items (excl. tax)	23	(42)	(231)	(1,179)	(1,429)	(592)	(1,205)	(1,536)
Taxes	(174)	(280)	(101)	(95)	(650)	(427)	(55)	442
Less: Non-Controlling Interests	9	3	2	4	18	37	2	(2)
Net Income Attributable to Ford	$ 1,736	$ 1,066	$ 991	$ (116)	$ 3,677	$ 1,146	$ 148	$ 425
Company Adjusted Free Cash Flow ($B)	$ 3.0	$ (1.8)	$ 0.1	$ 1.5	$ 2.8	$ 1.9	$ 0.2	$ 0.2
Adjusted Free Cash Conversion	55 %	26 %	46 %	40 %	40 %	24%	51%	52 %
Revenue ($B)	$ 42.0	$ 38.9	$ 37.6	$ 41.8	$ 160.3	$ 40.3	$ 38.9	$ 37.0
Company Adjusted EBIT Margin (%)	5.2 %	4.3 %	4.4 %	3.5 %	4.4 %	6.1%	4.3%	4.8 %
Net Income Margin (%)	4.1	2.7	2.6	(0.3)	2.3	2.8	0.4	1.1
Adjusted ROIC (Trailing Four Quarters)	10.9	9.2	8.2	7.1	7.1	8.0	8.2	9.0
Adjusted EPS	$ 0.43	$ 0.27	$ 0.29	$ 0.30	$ 1.30	$ 0.44	$ 0.28	$ 0.34
EPS (GAAP)	0.43	0.27	0.25	(0.03)	0.92	0.29	0.04	0.11

* Contains Asia Pacific Ops, Middle East & Africa, and Russia

40

Ford Credit Financing Shares And Contract Placement Volume Q3 YTD 2018 2019 2018 2019 Share of Ford Sales* United States Canada U.K. Germany Total Europe Segment China 59% 69 36 47 38 37 57% 57 40 44 37 35 59% 73 37 50 37 34 52% 63 39 47 37 34 Wholesale Share United States Canada U.K. Germany Total Europe Segment China 76% 57 100 94 99 64 76% 57 100 93 98 59 76% 59 100 93 98 61 76% 57 100 93 98 61 Contract Placement Volume - New and Used (000) Americas Segment Europe Segment Asia Pacific Segment Total 356 124 47 318 121 27 1,028 419 139 821 393 86 527 466 1,586 1,300 * United States and Canada exclude Fleet sales, other markets include Fleet 41

Ford Credit EBT By Segment Q3 YTD H / (L) 2018 H / (L) 2018 2019 2019 Results ($M) Americas Segment Europe Segment Asia Pacific Segment Total Segments Unallocated other* Earnings before taxes (Provision for) / Benefit from income taxes Net income $ 584 82 $ 28 (7) $ 1,836 314 $ 217 11 15 2 64 (22) $ 681 $ 23 $ 2,214 $ 206 55 35 154 198 $ 736 $ 58 $ 2,368 $ 404 (165) (5) (581) (315) $ 571 $ 53 $ 1,787 $ 89 42 * See Appendix for definitions

Liquidity Sources* ($B) 2018 Sep 30 2018 Dec 31 2019 M ar 31 2019 Jun 30 2019 Sep 30 Liquidity Sources Cash Committed asset-backed facilities Other unsecured credit facilities Ford corporate credit facility allocation T otal liquidity sources Utilization of Liquidity $ 12.1 32.0 3.0 $ 10.2 35.4 3.0 $ 12.8 35.2 3.3 $ 14.1 35.7 2.9 $ 14.3 35.2 2.6 3.0 3.0 3.0 3.0 3.0 $ 50.1 $ 51.6 $ 54.3 $ 55.7 $ 55.1 Securitization cash Committed asset-backed facilities Other unsecured credit facilities Ford corporate credit facility allocation T otal utilization of liquidity $ (3.0) (17.7) (0.7) $ (3.0) (20.7) (0.7) $ (3.3) (19.8) (0.6) $ (4.0) (17.5) (0.9) $ (2.9) (14.4) (0.5) - - - - - $ (21.4) $ (24.4) $ (23.7) $ (22.4) $ (17.8) Gross liquidity Adjustments Net liquidity available for use $ 28.7 $ 27.2 $ 30.6 $ 33.3 $ 37.3 0.3 0.1 0.4 0.3 (1.9) $ 29.0 $ 27.3 $ 31.0 $ 33.6 $ 35.4 43 * See Appendix for definitions

Company Net Income Reconciliation To Adjusted Q3 EBIT ($M) YT D Memo: FY 2018 2018 2019 2018 2019 Net income / (loss) attributable to Ford (GAAP) Income / (Loss) attributable to noncontrolling interests $ 991 2 $ 425 (2) $ 3,793 14 $ 1,719 37 $ 3,677 18 Net income / (loss) Less: (Provision for) / Benefit from income taxes $ 993 (101) $ 423 442 $ 3,807 (555) $ 1,756 (40) $ 3,695 (650) Income / (Loss) before income taxes Less: Special items pre-tax $ 1,094 (231) $ (19) (1,536) $ 4,362 (250) $ 1,796 (3,333) $ 4,345 (1,429) Income / (Loss) before special items pre-tax Less: Interest on debt $ 1,325 (343) $ 1,517 (276) $ 4,612 (933) $ 5,129 (765) $ 5,774 (1,228) Adjusted EBIT (Non-GAAP) $ 1,668 $ 1,793 $ 5,545 $ 5,894 $ 7,002 Memo: Revenue ($B) $ 37.6 $ 37.0 $ 118.5 $ 116.2 $ 160.3 Net income margin (GAAP) (%) 2.6% 1.1% 3.2% 1.5% 2.3% Adjusted EBIT margin (Non-GAAP) (%) 4.4% 4.8% 4.7% 5.1% 4.4% 44

Company

Net Cash Provided By / (Used In) Operating Activities Reconciliation To Company Adjusted Free Cash Flow ($M)

	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019	YTD 2018	YTD 2019
Net cash provided by / (Used in) operating activities (GAAP)	$ 3,514	$ 4,972	$ 5,179	$ 1,357	$3,544	$6,463	$4,732	$ 13,665	$14,739
Less: Items Not Included in Company Adjusted Free Cash Flows									
Ford Credit free cash flows	(315)	5,907	3,811	(1,232)	1,118	5,267	4,523	9,403	10,908
Funded pension contributions	(88)	(72)	(123)	(153)	(294)	(106)	(211)	(283)	(611)
Global Redesign (including separations)	(16)	(18)	(45)	(117)	(136)	(222)	(334)	(79)	(692)
Other, net	53	(112)	163	(21)	(22)	175	(124)	104	30
Add: Items Included in Company Adjusted Free Cash Flows									
Automotive and Mobility capital spending	(1,769)	(1,898)	(1,968)	(2,102)	(1,620)	(1,911)	(1,787)	(5,635)	(5,318)
Ford Credit distributions	1,013	450	600	660	675	650	1,100	2,063	2,425
Settlement of derivatives	(161)	114	109	70	(26)	86	16	62	76
Pivotal conversion to a marketable security	-	263	-	-	-	-	-	263	-
Company adjusted free cash flow (Non-GAAP)	$ 2,963	$ (1,804)	$ 115	$ 1,507	$ 1,907	$ 174	$207	$1,274	$2,288
Cash Conversion Calculation									
Company Adj. free cash flow (Non-GAAP) (sum of Trailing Four Qtrs)	$ 5,137	$ 2,089	$ 3,519	$ 2,781	$ 1,725	$ 3,703	$ 3,795		
Adj. EBIT (Non-GAAP) (sum of Trailing Four Qtrs)	$ 9,303	$ 8,190	$ 7,573	$ 7,002	$ 7,263	$ 7,226	$ 7,351		
Adj. free cash conversion (Non-GAAP) (Trailing Four Qtrs)*	55%	26%	46%	40%	24%	51%	52%		
Net Cash Provided By / (Used In) Operating Activities divided by Net Income Attributable to Ford (Trailing Four Qtrs)	219%	241%	266%	409%	488%	763%	1,004%		

* Most comparable GAAP Measure: Net Cash Provided By / (Used In) Operating Activities divided by Net Income Attributable to Ford

45

Company Earnings Per Share Reconciliation Per Share To Adjusted Earnings Q3 YTD 2018 2019 2018 2019 Diluted After-T ax Results ($M) Diluted after-tax results (GAAP) Less: Impact of pre-tax and tax special items Less: Noncontrolling interests impact of Russia restructuring Adjusted net income – diluted (Non-GAAP) $ 991 (183) - $ 425 (931) - $ 3,793 (197) - $ 1,719 (2,505) (35) $ 1,174 $ 1,356 $ 3,990 $ 4,259 Basic and Diluted Shares (M) Basic shares (average shares outstanding) Net dilutive options, unvested restricted stock units and restricted stock Diluted shares 3,976 24 3,970 37 3,976 23 3,976 30 4,000 4,007 3,999 4,006 Earnings per share – diluted (GAAP) Less: Net impact of adjustments Adjusted earnings per share – diluted (Non-GAAP) $ 0.25 (0.04) $ 0.11 (0.23) $ 0.95 (0.05) $ 0.43 (0.63) $ 0.29 $ 0.34 $ 1.00 $ 1.06 46

Company Effective Tax Rate Reconciliation Tax Rate To Adjusted Effective 2019 Memo: FY 2018 Q3 YT D Pre-Tax Results ($M) Income / (Loss) before income taxes (GAAP) Less: Impact of special items Adjusted earnings before taxes (Non-GAAP) $ (19) (1,536) $ 1,796 (3,333) $ 4,345 (1,429) $ 1,517 $ 5,129 $ 5,774 Taxes ($M) (Provision for) / Benefit from income taxes (GAAP) Less: Impact of special items Adjusted (provision for) / benefit from income taxes (Non-GAAP) $ 442 605 $ (40) 828 $ (650) (88) $ (163) $ (868) $ (562) Tax Rate (%) Effective tax rate (GAAP) Adjusted effective tax rate (Non-GAAP) 2,326% 10.7% 2.2% 16.9% 15.0% 9.7% 47

Company Adjusted ROIC Four Quarters Ended Q3 2018 Four Quarters Ended Q3 2019 ($B) ($B) Adjusted Net Operating Profit After Cash Tax Net income attributable to Ford Add: Noncontrolling interest Less: Income tax Add: Cash tax Less: Interest on debt Less: Total pension/OPEB income/(cost) Add: Pension/OPEB service costs Net operating profit after cash tax Less: Special items (excl. pension/OPEB) pre-tax Adj. net operating profit after cash tax Invested Capital $ 6.3 0.0 0.1 (0.6) (1.2) 0.7 (1.2) $ 1.6 0.0 (0.1) (0.7) (1.1) (1.2) (1.1) $ 4.9 (0.3) $ 2.3 (3.3) $ 5.3 $ 5.6 Equity Redeemable noncontrolling interest Debt (excl. Ford Credit) Net pension and OPEB liability Invested capital (end of period) Average invested capital ROIC * Adjusted ROIC (Non-GAAP)** $ 36.6 0.1 15.3 $ 35.4 - 14.8 11.3 10.9 $ 63.3 $ 61.1 $ 64.6 $ 62.1 7.7% 8.2% 3.6% 9.0% * Calculated as the sum of net operating profit after cash tax from the last four quarters, divided by the average invested capital over the last four quarters ** Calculated as the sum of adjusted net operating profit after cash tax from the last four quarters, divided by the average invested capital over the last four quarters 48

Ford Credit Total Net Receivables Receivables ($B) Reconciliation To Managed 2018 Sep 30 2018 Dec 31 2019 M ar 31 2019 Jun 30 2019 Sep 30 Finance receivables, net (GAAP) Net investment in operating leases (GAAP) T otal net receivables* $ 116.0 27.6 $ 118.8 27.4 $ 119.3 27.6 $ 115.7 27.7 $ 112.8 27.5 $ 143.6 $ 146.3 $ 146.9 $ 143.4 $ 140.3 Unearned interest supplements and residual support Allowance for credit losses Other, primarily accumulated supplemental depreciation T otal managed receivables (Non-GAAP) 6.7 0.6 1.2 6.8 0.6 1.2 6.8 0.5 1.1 6.9 0.5 1.1 6.8 0.5 1.1 $ 152.1 $ 154.9 $ 155.3 $ 151.9 $ 148.7 * See Appendix for definitions; numbers may not sum due to rounding 49

Ford Credit Financial Statement Leverage* ($B) Leverage Reconciliation To Managed 2018 Sep 30 2018 Dec 31 2019 Mar 31 2019 Jun 30 2019 Sep 30 Leverage Calculation Debt Adjustments for cash Adjustments for derivative accounting Total adjusted debt $ 138.2 (12.1) $ 140.1 (10.2) $ 142.9 (12.8) $ 141.5 (14.1) $ 139.3 (14.3) 0.6 0.2 (0.1) (0.6) (0.8) $ 126.7 $ 130.1 $ 130.0 $ 126.8 $ 124.2 Equity Adjustments for derivative accounting Total adjusted equity $ 15.2 (0.1) $ 15.0 (0.2) $ 14.9 (0.2) $ 14.9 (0.1) $ 14.2 (0.0) $ 15.1 $ 14.8 $ 14.7 $ 14.8 $ 14.2 Financial statement leverage (to 1) (GAAP) Managed leverage (to 1) (Non-GAAP) 9.1 8.4 9.4 8.8 9.6 8.8 9.5 8.6 9.8 8.8 50 * See Appendix for definitions

Non-GAAP Financial Measures That Supplement GAAP Measures • We use both GAAP and non-GAAP financial measures for operational and financial decision making, and to assess Company and segment business performance. The non-GAAP measures listed below are intended to be considered by users as supplemental information to their equivalent GAAP measures, to aid investors in better understanding our financial results. We believe that these non-GAAP measures provide useful perspective on underlying business results and trends, and a means to assess our period-over-period results. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP measures may not be the same as similarly titled measures used by other companies due to possible differences in method and in items or events being adjusted. • Company Adjusted EBIT (Most Comparable GAAP Measure: Net income attributable to Ford) – Earnings before interest and taxes (EBIT) excludes interest on debt (excl. Ford Credit Debt), taxes and pre-tax special items. This non-GAAP measure is useful to management and investors because it allows users to evaluate our operating results aligned with industry reporting. Pre-tax special items consist of (i) pension and OPEB remeasurement gains and losses, (ii) significant personnel expenses, dealer-related costs, and facility-related charges stemming from our efforts to match production capacity and cost structure to market demand and changing model mix, and (iii) other items that we do not necessarily consider to be indicative of earnings from ongoing operating activities. When we provide guidance for adjusted EBIT, we do not provide guidance on a net income basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end, including pension and OPEB remeasurement gains and losses. • Company Adjusted EBIT Margin (Most Comparable GAAP Measure: Company Net Income Margin) – Company Adjusted EBIT margin is Company adjusted EBIT divided by Company revenue. This non-GAAP measure is useful to management and investors because it allows users to evaluate our operating results aligned with industry reporting. • Adjusted Earnings Per Share (Most Comparable GAAP Measure: Earnings Per Share) – Measure of Company’s diluted net earnings per share adjusted for impact of pre-tax special items (described above), tax special items and restructuring impacts in noncontrolling interests. The measure provides investors with useful information to evaluate performance of our business excluding items not indicative of the underlying run rate of our business. When we provide guidance for adjusted earnings per share, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end, including pension and OPEB remeasurement gains and losses. • Adjusted Effective Tax Rate (Most Comparable GAAP Measure: Effective Tax Rate) – Measure of Company’s tax rate excluding pre-tax special items (described above) and tax special items. The measure provides an ongoing effective rate which investors find useful for historical comparisons and for forecasting. When we provide guidance for adjusted effective tax rate, we do not provide guidance on an effective tax rate basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end, including pension and OPEB remeasurement gains and losses. 51

Non-GAAP Financial Measures That Supplement GAAP Measures • Company Adjusted Free Cash Flow (Most Comparable GAAP Measure: Net Cash Provided By / (Used In) Operating Activities) – Measure of Company’s operating cash flow excluding Ford Credit’s operating cash flows. The measure contains elements management considers operating activities, including Automotive and Mobility capital spending, Ford Credit distributions to its parent, and settlement of derivatives. The measure excludes cash outflows for funded pension contributions, separation payments, and other items that are considered operating cash outflows under U.S. GAAP. This measure is useful to management and investors because it is consistent with management’s assessment of the Company’s operating cash flow performance. When we provide guidance for Company adjusted free cash flow, we do not provide guidance for net cash provided by/(used in) operating activities because the GAAP measure will include items that are difficult to quantify or predict with reasonable certainty, including cash flows related to the Company's exposures to foreign currency exchange rates and certain commodity prices (separate from any related hedges), Ford Credit's operating cash flows, and cash flows related to special items, including separation payments, each of which individually or in the aggregate could have a significant impact to our net cash provided by/(used in) our operating activities. • Adjusted Free Cash Conversion (Most Comparable GAAP Measure: Net Cash Provided By / (Used In) Operating Activities divided by Net Income Attributable to Ford) – Company Adjusted Free Cash Conversion is Company adjusted free cash flow divided by Company Adjusted EBIT. This non-GAAP measure is useful to management and investors because it allows users to evaluate how much of Ford's Adjusted EBIT is converted into cash flow. • Adjusted ROIC – Calculated as the sum of adjusted net operating profit after cash tax from the last four quarters, divided by the average invested capital over the last four quarters. This calculation provides management and investors with useful information to evaluate the Company’s after-cash tax operating return on its invested capital for the period presented. Adjusted net operating profit after cash tax measures operating results less special items, interest on debt (excl. Ford Credit Debt), and certain pension/OPEB costs. Average invested capital is the sum of average balance sheet equity, debt (excl. Ford Credit Debt), and net pension/OPEB liability. • Ford Credit Managed Receivables – (Most Comparable GAAP Measure: Net Finance Receivables plus Net Investment in Operating Leases) – Measure of Ford Credit’s Total net receivables, excluding unearned interest supplements and residual support, allowance for credit losses, and other (primarily accumulated supplemental depreciation). The measure is useful to management and investors as it closely approximates the customer’s outstanding balance on the receivables, which is the basis for earning revenue. • Ford Credit Managed Leverage (Most Comparable GAAP Measure: Financial Statement Leverage) – Ford Credit’s debt-to-equity ratio adjusted (i) to exclude cash, cash equivalents, and marketable securities (other than amounts related to insurance activities), and (ii) for derivative accounting. The measure is useful to investors because it reflects the way Ford Credit manages its business. Cash, cash equivalents, and marketable securities are deducted because they generally correspond to excess debt beyond the amount required to support operations and on-balance sheet securitization transactions. Derivative accounting adjustments are made to asset, debt, and equity positions to reflect the impact of interest rate instruments used with Ford Credit’s term-debt issuances and securitization transactions. Ford Credit generally repays its debt obligations as they mature, so the interim effects of changes in market interest rates are excluded in the calculation of managed leverage. 52

Company Definitions And Calculations Automotive Records •References to Automotive records for EBIT margin and business units are since at least 2009 Wholesale Units and Revenue •Wholesale unit volumes include all Ford and Lincoln badged units (whether produced by Ford or by an unconsolidated affiliate) that are sold to dealerships, units manufactured by Ford that are sold to other manufacturers, units distributed by Ford for other manufacturers, and local brand units produced by our China joint venture, Jiangling Motors Corporation, Ltd. (“JMC”), that are sold to dealerships. Vehicles sold to daily rental car companies that are subject to a guaranteed repurchase option (i.e., rental repurchase), as well as other sales of finished vehicles for which the recognition of revenue is deferred (e.g., consignments), also are included in wholesale unit volumes. Revenue from certain vehicles in wholesale unit volumes (specifically, Ford badged vehicles produced and distributed by our unconsolidated affiliates, as well as JMC brand vehicles) are not included in our revenue Industry Volume and Market Share •Industry volume and market share are based, in part, on estimated vehicle registrations; includes medium and heavy duty trucks SAAR •SAAR means seasonally adjusted annual rate Company Cash •Company cash includes cash, cash equivalents, marketable securities and restricted cash; excludes Ford Credit’s cash, cash equivalents, marketable securities and restricted cash Market Factors • Volume and Mix – primarily measures EBIT variance from changes in wholesale volumes (at prior-year average contribution margin per unit) driven by changes in industry volume, market share, and dealer stocks, as well as the EBIT variance resulting from changes in product mix, including mix among vehicle lines and mix of trim levels and options within a vehicle line Net Pricing – primarily measures EBIT variance driven by changes in wholesale prices to dealers and marketing incentive programs such as rebate programs, low-rate financing offers, special lease offers and stock accrual adjustments on dealer inventory Market Factors exclude the impact of unconsolidated affiliate wholesales • • Earnings Before Taxes (EBT) •Reflects Income before income taxes Pension Funded Status •Current period balances reflect net underfunded status at December 31, 2018, updated for service and interest cost, expected return on assets, settlement gain and associated interim remeasurement (where applicable), separation expense, actual benefit payments and cash contributions. For plans without interim remeasurement, the discount rate and rate of expected return assumptions are unchanged from year-end 2018 53

Ford Credit Definitions And Calculations Adjustments (as shown on the Liquidity Sources chart) •Include certain adjustments for asset-backed capacity in excess of eligible receivables and cash related to the Ford Credit Revolving Extended Variable-utilization program (“FordREV”), which can be accessed through future sales of receivables Cash (as shown on the Funding Structure, Liquidity Sources and Leverage charts) •Cash and cash equivalents and Marketable securities reported on Ford Credit’s balance sheet, excluding amounts related to insurance activities Debt (as shown on the Leverage chart) •Debt on Ford Credit’s balance sheet. Includes debt issued in securitizations and payable only out of collections on the underlying securitized assets and related enhancements. Ford Credit holds the right to receive the excess cash flows not needed to pay the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions Committed Asset-Backed Security (“ABS”) Facilities (as shown on the Liquidity Sources chart) •Committed ABS facilities are subject to availability of sufficient assets, ability to obtain derivatives to manage interest rate risk, and exclude FCE Bank plc (“FCE”) access to the Bank of England’s Discount Window Facility Earnings Before Taxes (EBT) •Reflects Income before income taxes as reported on Ford Credit’s income statement Securitizations (as shown on the Public Term Funding Plan chart) •Public securitization transactions, Rule 144A offerings sponsored by Ford Motor Credit, and widely distributed offerings by Ford Credit Canada Securitization Cash (as shown on the Liquidity Sources chart) •Securitization cash is cash held for the benefit of the securitization investors (for example, a reserve fund) Term Asset-Backed Securities (as shown on the Funding Structure chart) •Obligations issued in securitization transactions that are payable only out of collections on the underlying securitized assets and related enhancements Total Net Receivables (as shown on the Total Net Receivables Reconciliation To Managed Receivables chart) •Includes finance receivables (retail financing and wholesale) sold for legal purposes and net investment in operating leases included in securitization transactions that do not satisfy the requirements for accounting sale treatment. These receivables and operating leases are reported on Ford Credit’s balance sheet and are available only for payment of the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions; they are not available to pay the other obligations of Ford Credit or the claims of Ford Credit’s other creditors Unallocated Other (as shown on the EBT By Segment chart) •Items excluded in assessing segment performance because they are managed at the corporate level, including market valuation adjustments to derivatives and exchange-rate fluctuations on foreign currency-denominated transactions 54

November 19, 2019 Ford Motor Credit Company 2019 Third Quarter Fixed Income Investor Presentation for Australian Investors NETROADSHOW TRANSCRIPT Kristi Jones Manager, Fixed Income Investor Relations Welcome everyone to Ford and Ford Credit’s third quarter 2019 fixed income investor presentation for Australian dollar investors. This is Kristi Jones, Manager, Fixed Income Investor Relations, also joining me today is Ryan Hershberger, Director of Global Funding. Ryan will begin today’s update with an overview of Ford and Ford Credit’s third quarter 2019 results. It is not our intention to speak to every slide but rather highlight some key takeaways from our recent performance. Please direct any follow-up questions you may have to the representatives at ANZ, Deutsche Bank, and Westpac, or directly to myself, at the contact details located on slide 3. The results include some non-GAAP references; these are reconciled to the most comparable U.S. GAAP measure in the appendix of our deck. Today’s discussion includes forward-looking statements about our expectations for future performance; those forward-looking statements are all made as of October 23, 2019. Actual results may differ from those stated, and the most significant factors that could cause actual results to differ are included on Slide 32. In addition, unless otherwise noted, all comparisons are year-over-year, Company EBIT, EPS and free cash flow are on an adjusted basis, and product mix is on a volume-weighted basis. With that, let me turn over it to Ryan. Ryan Hershberger Director of Global Funding Thanks Kristi. So let’s start on slide 7 with a quick overview of the Company’s recent third quarter. We generated positive adjusted free cash flow. Year-to-date adjusted free cash flow was up 80 percent, largely driven by improvement in our Automotive business. In the quarter we delivered $1.8 billion in company adjusted EBIT – that was up 8 percent – supported by improvement in our businesses in China, North America and Europe --as well as mark-to-market gains in corporate other and another strong performance by Ford Credit. Year-to-date EBIT for Automotive was up 10 percent and company adjusted EBIT increased 6 percent.

Slide 8 provides an overview of our Global Redesign that we are pursuing to improve the execution and address underperformance throughout the company. I will walk you through some key initiatives by region. In our North American business, we are in the middle of an extensive product renewal –significantly refreshing and growing our SUV portfolio, introducing models like the completely redesigned Ford Explorer and Escape, and our all-new Lincoln Aviator and Corsair. This product renewal comes as we also phase out most of our traditional sedan silhouettes. Our intent isn’t to give up customers in the sedan segment --rather to enhance their view of Ford’s potential to please them in even a better vehicle. We also plan to protect and expand our leadership in pickups and commercial vehicles with a new Super Duty pickup in the coming months and our all-new F-150 next year. As we announced on November 17, we are introducing the Mustang Mach-E, a battery-electric vehicle designed from the ground up to offer performance, design and a customer experience that is fully connected and updatable over time. We also have big plans for the long-awaited rebirth of the Bronco franchise. Ford is expanding into battery electric vehicles and rugged off-road SUVS – challenging brands that have had those growth areas to themselves for long enough. In total, we are in the process of replacing 75 percent of our North American lineup by volume by the end of 2020, dramatically improving the freshness and appeal of our portfolio. In Europe, the Ford team is making rapid strides in restructuring the business. We have reset our revenue and cost base and are rationalizing our product portfolio. Europe is now focusing on three business groups –a strong and growing commercial vehicle business, a smaller and more profitable passenger vehicle business and a niche portfolio of profitable and brand-enhancing imported vehicles. So going forward, you will see us redeploy capital to build on our position as Europe’s No. 1 commercial vehicle brand. In addition, our country-specific product plans have us on track to deliver against the new European 2021 CO2 targets, without penalties or fines, using new hybrid and electric propulsion choices. In China, the team is working to return to profitable growth in this important market. We are working to stabilize the business and are now launching new products that are tailored to the needs of Chinese customers. At the same time, we are attacking costs, reinvigorating our dealer network, and improving sales and market capabilities. In South America, we are restructuring our operations to be far more asset-light. We made the decision to exit our heavy-truck business, we have reduced our management employee base by a full 20 percent, and we downsized our regional headquarters, and rationalized dealer networks in both Brazil and Argentina.

Finally, we announced the formation of our International Markets Group(or IMG), which brings together 100 high-potential emerged and emerging markets – including India, Australia, ASEAN, the Middle East, Africa and Russia –all under one leadership team. Emerging markets are growing at almost double the rate of the global industry. By 2024, one in three vehicles in our industry will be sold in these markets. Turning to slide 9, this reflects an important update in our approach with partnership, mobility and autonomous vehicles. An important enabler of our strategy is the agreement we reached with Mahindra. This joint venture will help Ford profitably grow in India and unlock the low-cost product development capabilities needed to grow in emerging markets. Ford will benefit from Mahindra’s lower-cost platforms and value-focused engineering. Mahindra on the other hand will gain from Ford’s global reach, quality, and technology – and that includes the battery-electric vehicle. We are also taking strategic actions to prepare Ford to compete and lead in an industry that is being reshaped through connectivity, the sharing economy, automation, and new forms of propulsion. You can think of this as Smart Vehicles for a Smart World. We are scaling products and businesses that connect to the world around them in ways that benefit customers. With all elements of Ford Smart Mobility now in one organization led by Jim Farley, we are sharpening our focus on Where to Play and How to Win across this broad mandate; prioritizing investments in connected-vehicle services that will improve the customer experience. This will enable Ford to transition from what has historically been a largely product-led offering to a much stickier suite of Products, Accessories, Services and Experiences all bundled together. These investments have a sharp focus on customer data privacy and safety. They will open new opportunities to realize value from connected-vehicle data and deliver outstanding experiences for our retail and commercial customers. We are also developing mobility services, like Spin, which is among the top three micro-mobility companies in the U.S. With a footprint in 60 markets and growing, and over 3 million rides year-to-date, Spin is expanding Ford’s reach in areas that we believe will contribute to an even stronger base for our autonomous-vehicle businesses. In the Autonomous Vehicle space, we announced Austin, Texas as our third market for autonomous-vehicle services in the U.S. Together with Argo AI, we are currently mapping the city and will gradually increase the size of our fleet – like how we are rolling-out operations in the first two cities, Miami, Florida and Washington, D.C. We are constantly learning from our expanding deployment of AV technology and services. This space has shifted and evolved significantly, even since the formation of our AV LLC in 2018, and we expect it to remain dynamic in the coming years. Our team is focused on building a successful, sustainable and scalable self-driving vehicle service. And to this end, we remain focused on our plan for initial commercialization of a self-driving service in 2021. And we will begin to scale that service once we are able to remove the safety driver from the vehicle.

Turning to slide 11, Ford’s results this quarter demonstrate we are making progress on delivering on our commitments to customers and other stakeholders. However it’s clear we have much more work to do. We are focused on consistently improving customer experience and operational execution across our business. We are making progress on our Global Redesign, making the tough choices to lay the groundwork for improvement in future growth, free cash flow, profitability and returns on capital. We are positioning Ford to lead and win through Fitness – for example, holding structural costs flat to down, excluding pension and OPEB, and forming the joint-venture with Mahindra. We are prioritizing meaningful opportunities for profitable, long-term growth in Mobility. And disciplined execution is driving strong results from Ford Credit. Taking a bit closer look at the third quarter financial performance, slide 12 highlights that in the third quarter, we generated $207 million in adjusted free cash flow which was up 80% year-over-year. Year-to-date, adjusted free cash flow is $2.3 billion, supported by lower capital expenditures, higher distributions from Ford Credit, and continued improvement in working capital in our Auto business. Adjusted free cash flow is our most important financial measure, and we are committed to generating sustainable growth over time. Cash and liquidity of $22 billion and $35 billion remain above our targets. We remain committed to investment grade credit ratings and a strong balance sheet. Slide 13 shows that Wholesales declined 8 percent in the quarter, primarily driven by Europe, China and South America. Revenue was down 2 percent, largely as a result of foreign exchange. Turning to slide 14, Auto EBIT was $1.3 billion in the quarter with a margin of 3.9 percent, as higher pricing and flat structural costs, excluding pension and OPEB, were offset by higher materials costs associated with product launches, higher warranty expenses, and adverse currency exchange. Our strategic investments in mobility increased 48 percent, as we continue to build-out capabilities in connected services and autonomous vehicles. By the end of this year, 100 percent of Ford’s new vehicles in the U.S. will be shipped with connectivity, and we are targeting 90 percent globally by the end of 2020. Ford Credit delivered another strong quarter – posting a 9 percent increase in earnings before taxes. Loss metrics reflected healthy and stable consumer credit, and auction values for off-lease vehicles were slightly better than expected. We believe auction values will be down about 2 percent, on average, for the full year --and receivables were $149 billion. Corporate Other had an $18 million profit, including mark-to-market and other investment gains of $113 million, including $77 million from Pivotal Software. On an adjusted basis, company EBIT increased 8 percent to $1.8 billion, and our adjusted EBIT margin expanded 40 basis points to 4.8 percent, driven by improvement in our businesses in China, North America and Europe, mark-to-market gains in corporate other, and the strong performance by Ford Credit. Adjusted EPS was 34 cents and our adjusted effective tax rate in the quarter was 10.7 percent. In the third quarter, we recorded $1.5 billion in special-item charges, with cash effects of about $300 million. Actions related to our Global Redesign accounted for $1 billion in EBIT, and a majority of the negative cash effects. As expected, most of the third-quarter Global Redesign charges were for an impairment in India related to the planned formation of our joint venture with Mahindra. Special charges in the quarter also included $300 million in non-cash pension remeasurement losses, and $187 million for an unfavorable customs ruling. Now, let me touch on a few areas of the business in more detail. In North America, slide 16, wholesale units were down modestly. Launch-related ramp-up of the all-new Explorer and Escape, the overlap of very strong production of F-Series in the third quarter of last year to compensate for the decline in production volume caused by the Meridian fire in the second quarter of 2018, and our decision to exit low margin sedans, were largely offset by the favorable impacts of our new Edge introduced at the end of 2018, and also Ranger. Revenue grew 5 percent, supported by higher pricing and improved mix. EBIT increased 3 percent with a margin of 8.6 percent, driven by higher pricing and volumes in the U.S., which were partially offset by launch-related production costs and higher warranty expenses. As a reminder, we expect to recognize the full impact of UAW ratification-related payments as part of our adjusted results. In Europe, slide 17, wholesales declined 15 percent, primarily because of our redesign actions to exit low-margin businesses, including discontinuation of the C-Max sedan. Revenue, which was down 14 percent – or 9 percent, excluding the impact of currency – was also affected by the lower volumes. At the same time, the benefits of Europe’s redesign were evident in EBIT, which improved 27 percent in the quarter. This is the first time in three years that Ford has posted consecutive quarters of year-over-year improvement in European profitability. This performance was attributable to lower structural costs, stronger product mix and higher profits from our commercial vehicle JV Ford Otosan. Headwinds included the lower volumes and adverse currency exchange rates. In China, slide 18, wholesales declined 12 percent and consolidated revenue was down 27 percent, as improvements in mix and pricing were more than offset by lower volumes and component sales to the joint ventures in the country. Our EBIT loss in China narrowed to $300 million, an improvement of $100 million year-over-year, driven by lower structural costs and favorable market factors in consolidated operations. This is the third consecutive quarter of year-over-year improvement in profitability in China. We are working to stabilize our China business and working intensively to return it to profitable growth. Dealer engagement and profitability are starting to improve, and we continue to keep production aligned to demand, to ensure appropriate levels of dealer stocks. Pausing on slide 22, before we move to Ford Credit, there are a couple of things to keep in mind as you think about Ford. First, our customers are informing and driving everything we do. That is why

2019 and 2020 are such robust launch years for us in North America. We are bolstering our Winning Portfolio of vehicles based on what consumers want and need – reallocating capital to those higher-return growth opportunities and carrying out changeovers of our highest-volume and most profitable vehicles. And, second, we are determined to always get better – to persistently focus on our fitness and continuously improve our operating productivity. We have a bias for action and are intensely executing on the inputs that will enable us to capture the opportunities across our business that will allow us to drive free cash flow, along with long-term growth in revenue and profitability. And, we remain committed to maintaining a strong balance sheet and holding investment-grade credit ratings. Now, let’s move to Ford Credit, and let’s start on slide 24. Ford Credit is a strategic asset to Ford Motor Company and has generated over $28 billion in distributions over the last 20 years. Most recently, as shown on slide 25, Ford Credit delivered very strong earnings before taxes of $736 million in the third quarter of 2019, up 9% from a year ago. All of Ford Credit’s metrics were healthy, including a continued focus on a lean, best-in-class operating structure. In the quarter, Ford Credit benefited from improved credit loss and favorable derivatives market valuation. Slide 26 highlights Ford Credit’s Net Receivables by region. As you can see the majority of these receivables are originated in North America; although Ford Credit originated significant receivables in Europe and Asia Pacific as well. Slide 30 shows Ford Credit’s funding structure, which is diversified across platforms, markets and currencies. Ford Credit’s Balance Sheet remains robust, well-capitalized and reflects ample liquidity to protect through economic cycles. And lastly, slide 31 highlights Ford Credit’s public term funding plan for 2019. As of October 23, we had expected to issue between $15 and $17 billion of unsecured funding across various global currencies. Through October 22nd, we had issued $14 billion of unsecured funding since that date, we have issued an additional $2.5 billion across the U.S., Canadian and European markets. And now, let me close with a couple of thoughts. Our third quarter results demonstrate the positive improvements in the trajectory of some areas of our business – but we clearly have a lot more work to do. We are improving our fitness, or our ability to compete. We are driving a Winning Portfolio, where we are fortifying our strengths, improving mix and expanding our electric vehicle offerings. And Ford Credit continues to generate robust returns and demonstrate consistent performance in its global portfolio.

So, thank you all for your participation in this fixed income review. As a reminder, for any follow-up questions please reach out to the representatives at ANZ, Deutsche Bank, and Westpac; or directly to Kristi Jones. Thank you again and have a great day.